EXHIBIT 23.3

NOTICE REGARDING CONSENT OF ARTHUR ANDERSEN LLP

Cybex dismissed Arthur Andersen LLP (“Arthur Andersen”) as its independent auditor and appointed KPMG LLP to replace Arthur Andersen on July 22, 2002. Cybex’s understanding is that the staff of the Securities and Exchange Commission has taken the position that it will not accept consents from Arthur Andersen if the engagement partner and the manager for the Cybex audit are no longer with Arthur Andersen. Both the engagement partner and the manger for the Cybex audit are no longer with Arthur Andersen. As a result, Cybex has been unable to obtain Arthur Andersen’s written consent to the incorporation by reference into the Registration Statement of its audit report with respect to Cybex’s financial statements. Under these circumstances, Rule 437a under the Securities Act permits Cybex to file this Form S-3 without a written consent from Arthur Andersen. As a result, however, Arthur Andersen will not have any liability under Section 11(a) of the Securities Act for any untrue statements of material fact contained in the financial statements audited by Arthur Andersen or any omissions of a material fact required to be stated therein. Accordingly, you would be unable to assert a claim against Arthur Andersen under Section 11(a) of the Securities Act for any purchase of securities under Registration Statements made on or after the date of this Form S-3. To the extent provided in Section 11(b)(3)(C) of the Securities Act, however, other persons who are liable under Section 11(a) of the Securities Act, including Cybex’s officers and directors, may still rely on Arthur Andersen’s original audit reports as being made by an expert for purposes of establishing a due diligence defense under Section 11(b) of the Securities Act.